Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Commission File Number: 001-33429

Acorn International, Inc.

18/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-N/A

Acorn International, Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Earnings Release dated August 19, 2010	4

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

	By:	/s/ David Chenghong He
	Name:	David Chenghong He
	Title:	Chief financial officer

Date: August 19, 2010

3

Exhibit 99.1

Contact:

Acorn International, Inc.	CCG Investor Relations
Ms. Chen Fu, IR Director	Mr. Crocker Coulson, President
Phone: +86-21-51518888 Ext. 2228	Phone: +1-646-213-1915 (New York)
Email: fuchen@chinadrtv.com	Email: crocker.coulson@ccgir.com
www.chinadrtv.com	www.ccgirasia.com

FOR IMMEDIATE RELEASE

Acorn International Reports Second Quarter 2010 Financial Results

and Resignation of a Director

SHANGHAI, China, August 19, 2010 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a leading integrated multi-platform marketing company in China engaged in developing, promoting and selling consumer products and services, today announced its unaudited financial results for the quarter ended June 30, 2010.

Summary Results for the Second Quarter 2010:

•	Net revenues were $60.9 million, an increase of 24.4% compared to $49.0 million in the second quarter of 2009.

•	Gross profit was $26.1 million, an increase of 2.4% compared to $25.5 million in the second quarter of 2009.

•	Gross margin was 42.9%, compared to 52.1% in the same period of 2009.

•	Loss from operations was $2.6 million, compared to an operating loss of $4.6 million in the second quarter of 2009.

•	Other income was $1.0 million, compared to $0.3 million in the second quarter of 2009.

•	Loss from continuing operations was $1.8 million compared to a loss of $3.1 million for the second quarter of 2009.

•	Net loss from continuing operations attributable to Acorn was $1.8 million compared to a net loss of $2.9 million in the second quarter of 2009.

•	Share-based compensation expenses were $0.03 million for the second quarter of 2010, compared to $0.8 million for the same period last year.

•	Diluted loss per ordinary share and per American Depositary Share (“ADS”) from continuing operations were $0.02 and $0.06, respectively.

“In the second quarter of 2010, a traditionally slow season for our distribution business, we grew our top line sales by 24.4% to reach $60.9 million and reduced our net loss from continuing operations from the same period one year ago. The year-on-year improvement is largely attributable to the strong performance of our TV direct sales business including the growth in our mobile handset and non-TV direct sales businesses in the second quarter 2010. The Gionee A320 model continued to lead the recovery in our handset business while non-TV direct sales represented by third party bank channel sales, outbound calls, catalog and ecommerce maintained its healthy growth momentum from the previous quarters,” said Mr. James Hu, Chairman and CEO of Acorn. “However, in the past quarter, the slow down in the Electronic Learning Product market became more pronounced. As a result, we experienced unusually large decline in sales for our Ozing and Meijin product lines. And we expect sales for our Electronic Learning Product lines to remain depressed in the next few months until visible signs of improvement are seen in the market. Given the magnitude of decline in our Ozing business, we are lowering our financial guidance previously provided. At the same time, we are working diligently on product improvement and marketing realignment to better adapt to the changing market environment. Furthermore, for the remainder of 2010, we will continue to focus on growing areas, such as mobile handsets and non-TV direct sales businesses, which have shown strong initial improvement from last year.”

Business Results for the Second Quarter of 2010:

•

Direct sales of mobile handsets led by Gionee’s A320 model grew 122.1% to $24.1 million in the second quarter of 2010 from $10.9 million for the same period one year ago. The Company’s mobile handset business experienced solid return on advertising expenses and achieved growth targets in the second quarter. The Company plans to maintain its strategy of marketing the dual branded Gionee’s A320 model for the rest of 2010 and expects to achieve a sustainable recovery for its overall mobile handset business.

•

Non-TV direct sales grew to approximately 46.0% of total direct sales in the second quarter of 2010 from approximately 30.0% in the second quarter of 2009. Revenues from third party bank channel sales, the largest contributor to the growth of the Company’s non-TV direct sales, was approximately $11.6 million in the second quarter of 2010, representing an increase of 127.9% from approximately $5.1 million in the same period last year. In addition to third party bank channel sales, non-TV direct sales include sales through outbound calls and catalogs and e-commerce.

Financial Results for the Second Quarter of 2010:

Direct sales contributed 76.4% to total net revenues, or $46.5 million, for the second quarter 2010, an increase of 27.7% from $36.4 million for the second quarter last year, mainly due to the increase in mobile handset sales led by Gionee’s A320 model.

Distribution sales net revenues increased 14.6% year-over-year to $14.4 million from $12.5 million in the second quarter 2009, primarily due to increased sales of mobile handsets, offsetting the 56.0% year-over-year decrease in sales of Ozing from a market slow down in the Electronic Learning Products line.

The table below summarizes the gross revenues from the three best selling product categories for the direct sales platform, distribution network and total direct and distribution sales, respectively:

Three Months Ended June 30, 2010
(in thousands of US dollars)
Direct sales
Mobile handsets	24,115
Cosmetics	5,981
Autocare products (Energy)	4,915

Distribution sales
Mobile handsets	8,278
Electronic learning product (Ozing)	2,870
Medical care	1,269

Total direct and distribution sales
Mobile handsets	32,394
Cosmetics	5,981
Autocare products (Energy)	5,054

Cost of sales for the second quarter of 2010 was $34.8 million, a 48.2% increase from $23.5 million for the second quarter of 2009, primarily due to higher sales of mobile handsets which generally have higher product costs in the quarter.

Gross profit for the second quarter of 2010 was $26.1 million, an increase of 2.4% compared to $25.5 million for the second quarter of 2009. Gross margin was 42.9% in the second quarter of 2010, compared to 52.1% in the same period in 2009.

Gross profit from direct sales for the second quarter 2010 increased 9.4% to $23.8 million from $21.8 million for the second quarter of 2009. Gross margin for direct sales for the second quarter of 2010 was 51.1%, compared to 59.7% in the same period last year. The decrease in gross margin was largely due to shift in product mix to include more mobile handset sales and less higher-margin cosmetic products in the second quarter 2010.

Gross profit from distribution sales for the second quarter of 2010 was $2.3 million, a decrease of 38.2% from $3.7 million for the second quarter of 2009. Gross margin for distribution sales for the second quarter of 2010 was 16.1%, down from 29.9% for the same period last year. The decrease in gross margin was mainly due to increased sales of mobile handsets in the second quarter 2010.

Advertising expenses were $13.8 million for the second quarter of 2010, compared to $14.5 million for the second quarter of 2009. Gross profit over advertising expenses, a benchmark Acorn uses to measure return on multiple sales platforms, was 1.89 in the second quarter of 2010, up from 1.76 in the second quarter of 2009.

Other selling and marketing expenses increased 20.2% to $10.1 million from $8.4 million for the second quarter of 2009, mainly due to the increased salaries and benefits and marketing expenses.

General and administrative expenses were $5.4 million for the second quarter of 2010, a 37.7% decrease from $8.6 million in the second quarter of 2009. The decrease was largely due to the decreased litigation expenses and the Company’s effective cost control efforts.

Other operating income, net, was $0.6 million for the second quarter of 2010, down from $1.4 million in the second quarter of 2009. The decline was due to the decrease in government subsidy income.

As a result, operating loss for the second quarter of 2010 was $2.6 million, compared to an operating loss of $4.6 million for the same period last year.

Other income was $1.0 million, compared to $0.3 million in the second quarter of 2009. This was mainly due to an increase of $0.6 million in investment income.

Share-based compensation expenses for the second quarter of 2010 were $0.03 million, compared to $0.8 million for the second quarter of 2009.

Loss from continuing operations was $1.8 million compared to a loss of $3.1 million for the second quarter of 2009.

Net loss from continuing operations attributable to Acorn was $1.8 million for the second quarter 2010 compared to a net loss of $2.9 million in the second quarter last year.

Diluted loss per ordinary share and per ADS from continuing operations were $0.02 and $0.06, compared to diluted loss per ordinary share and per ADS from continuing operations of $0.03 and $0.10 in the same period last year.

As of June 30, 2010, Acorn’s cash and cash equivalents, including restricted cash and short-term investments, totaled $115.3 million, a decrease of $4.9 million from March 31, 2010.

Subsequent Events

Effective August 18, 2010, Mr. Guoying Du has resigned from his position as Vice President and Director of the Company for personal reasons. During his tenure, Mr. Du was in charge of the Company’s nationwide distribution business. Prior to his appointment as the Vice President in 2005, he was the general manager of Shanghai HJX, one of the Company’s subsidiary responsible for the manufacturing and production of Ozing. After his resignation, Mr. Du will remain as an external consultant to support the continued development of the Company’s Electronic Learning Product division.

Full Year 2010 Business Outlook:

“While we are pleased with the improvement of our mobile handset business and the continued growth in our non-TV direct sales in the first half of the year, we remain concerned with the deteriorating conditions of the Electronic Learning Products market and its effect on our ability to achieve a broad based turnaround for our business in the second half of 2010,” said Mr. James Hu, Chairman and CEO of Acorn. “The market for electronic learning products remains complex to navigate and we are still in the process of adjusting our strategy to address changing market dynamics. Given the uncertainties and the current business outlook, we will maintain our revenue guidance but lower our net income from continuing operations guidance to breakeven from the previously provided $12 million to $14 million for fiscal year 2010.”

These estimates are subject to change. Also, Acorn reminds investors that its operating results in each period are impacted significantly by the mix of products and services sold in the period and the platforms through which they are sold. Consequently, in evaluating the overall performance of Acorn’s multiple sales platforms in any period, management also considers metrics such as operating margin and gross profit return on advertising expenses.

Conference Call Information

The Company will host a conference call at 8:00 a.m. ET on August 19, 2010 (8:00 p.m. Beijing Time) to review the Company’s financial results and answer questions. You may access the live interactive call via:

— +1 888 226 7625 (U.S. Toll Free)

— +1 706 634 6316 (International)

— Passcode: 90091728

Please dial-in approximately 10 minutes in advance to facilitate a timely start.

A replay will be available for 14 days after the call starting from 10:00 a.m. ET on August 19, 2010 and may be accessed via:

— +1 800 642 1687 (U.S. Toll Free)

— +1 706 645 9291 (International)

— Passcode: 90091728

A live and archived webcast of the call will be available on the Company’s website at http://www.ir-site.com/acorn/index.asp. To listen to the live webcast, please go to the Company’s website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.

About Acorn International, Inc.

Acorn is a leading integrated multi-platform marketing company in China, operating one of China’s largest TV direct sales businesses in terms of revenues and TV air time and a nationwide off-TV distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. In addition to marketing and selling through its TV direct sales programs and its off-TV nationwide distribution network, Acorn also offers consumer products and services through catalogs, third party bank channels, an outbound telemarketing center and an e-commerce website. Leveraging its integrated multiple sales and marketing platforms, Acorn has built a proven track record of developing and selling proprietary-branded consumer products, as well as products and services from established third parties. For more information, please visit http://www.chinadrtv.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains “forward-looking statements,” including, among other things, Acorn’s anticipated operating results for 2010; Acorn’s marketing strategy for its mobile handsets and Electronic Learning Products lines, including any product improvements or market realignment strategies; and any continued or sustained improvement in Acorn’s overall mobile handset business or non-TV direct sales revenues. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Our business may not improve in the remainder of 2010, our strategies to improve Ozing products and mobile handsets sales may not succeed and we may fail to meet our operating results expectations. In particular, our operating results for any period are impacted significantly by the mix of products and services sold by us in the period and the platforms through which they are sold, causing our operating results to fluctuate and making them difficult to predict.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: our ability to effectively consolidate our distribution channels, our ability to successfully improve or introduce new products and services, including to offset declines in sales of existing products and services; our ability to stay abreast of consumer market trends and maintain our reputation and consumer confidence; our ability to execute and maintain a successful market strategy, continued access to and effective usage of TV advertising time and pricing related risks; relevant government policies and regulations relating to TV media time and TV direct sales programs, including the new SARFT regulations and actions that may make TV media time unavailable to us or require we suspend or terminate a particular TV direct sales program; rising costs in key components of our products, such as flash memory, potential unauthorized use of our intellectual property; potential disruption of our manufacturing processes; increasing competition in China’s consumer market; our U.S. tax status as a passive foreign investment company; and general economic and business conditions in China. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our 2009 annual report on Form 20-F filed with Securities and Exchange Commission on May 6, 2010. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of our Form 20-F for the fiscal year ended December 31, 2009. Our actual results of operations for the second quarter 2010 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.

ACORN INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2010	2009	2010
Revenues:
Direct sales, net	36,447,152	46,543,535	75,727,233	83,089,675
Distribution sales, net	12,546,044	14,380,953	60,314,352	48,172,065

Total revenues, net	48,993,196	60,924,488	136,041,585	131,261,740

Cost of revenues:
Direct sales	14,692,485	22,743,122	30,918,987	40,546,319
Distribution sales	8,799,278	12,064,081	37,119,441	33,673,536

Total cost of revenues	23,491,763	34,807,203	68,038,428	74,219,855

Gross profit	25,501,433	26,117,285	68,003,157	57,041,885

Operating (expenses) income:
Advertising expenses	(14,463,988)	(13,813,013)	(30,397,466)	(29,105,042)
Other selling and marketing expenses	(8,409,129)	(10,108,016)	(20,539,076)	(20,266,143)
General and administrative expenses	(8,597,399)	(5,360,299)	(17,001,668)	(11,728,342)
Other operating income, net	1,376,221	570,886	3,486,116	939,886

Total operating (expenses) income	(30,094,295)	(28,710,442)	(64,452,094)	(60,159,641)

Income (Loss) from operations	(4,592,862)	(2,593,157)	3,551,063	(3,117,756)
Other income (expenses)	307,362	980,873	1,275,702	2,731,208

Income (Loss) before income taxes and discontinued operations	(4,285,500)	(1,612,284)	4,826,765	(386,548)
Income tax expenses	1,221,335	(196,480)	(77,654)	(599,479)

Income (Loss) from continuing operations	(3,064,165)	(1,808,764)	4,749,111	(986,027)
Income from discontinued operations	14,383,952	—	15,362,689	—

Net income (loss)	11,319,787	(1,808,764)	20,111,800	(986,027)
Net income attributable to non-controlling interests	123,538	(3,618)	(216,391)	42,495

Net income (loss) attributable to Acorn International, Inc.	11,443,325	(1,812,382)	19,895,409	(943,532)

Income (Loss) per ADS
-Continuing operations	(0.10)	(0.06)	0.17	(0.03)
-Discontinued operations	0.49	—	0.51	—

Basic	0.39	(0.06)	0.68	(0.03)

-Continuing operations	(0.10)	(0.06)	0.17	(0.03)
-Discontinued operations	0.49	—	0.50	—

Diluted	0.39	(0.06)	0.67	(0.03)

Weighted average number of shares used in calculating income (loss) per ADS
-Basic	87,429,056	88,856,915	87,482,327	88,856,915

-Diluted	89,147,851	88,856,915	89,621,441	88,856,915

ACORN INTERNATIONAL, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US dollars)

	December 31, 2009	June 30, 2010
Assets
Current assets:
Cash and cash equivalents	142,952,944	98,528,265
Restricted cash	2,394,213	930,817
Short-term investments	18,572,790	15,850,611
Accounts receivable, net	17,030,857	18,036,146
Notes receivable	2,242,641	1,195,205
Inventory	26,180,629	33,390,520
Prepaid advertising expenses	9,968,493	7,731,524
Other prepaid expenses and current assets, net	7,794,537	10,992,794
Deferred tax assets, net	2,320,535	2,390,910

Total current assets	229,457,639	189,046,792
Prepaid land use rights	7,349,957	7,314,911
Property and equipment, net	14,818,404	17,114,834
Acquired intangible assets, net	3,181,596	2,945,044
Long-term investments	8,020,069	7,874,285
Investment in affiliates	8,881,830	8,919,624
Other long-term assets	1,673,755	2,867,043

Total assets	273,383,250	236,082,533

Liabilities and equity
Current liabilities:
Accounts payable	15,528,580	13,845,255
Accrued expenses and other current liabilities	14,838,142	11,295,728
Notes payable	3,253,005	637,779
Income taxes payable	3,422,261	3,749,513
Dividend payable	29,322,782	5,782

Total current liabilities	66,364,770	29,534,057
Deferred tax liabilities	889,625	892,427
Business combination liability	1,103,015	1,103,015

Total liabilities	68,357,410	31,529,499

Equity
Acorn International Inc. shareholders’ equity:
Ordinary shares	935,447	935,447
Additional paid-in capital	178,176,225	178,305,817
Retained earnings	18,573,296	17,629,764
Accumulated other comprehensive income	17,562,561	18,292,321
Treasury stock, at cost	(11,612,546)	(11,612,546)

Total Acorn International Inc. shareholders’ equity	203,634,983	203,550,803
Non-controlling interests	1,390,857	1,002,231

Total equity	205,025,840	204,553,034

Total liabilities and equity	273,383,250	236,082,533